UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          Fremont General Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  A-357288109
            -------------------------------------------------------
                                 (CUSIP Number)


                               James A. McIntyre
     2020 Santa Monica Boulevard, Suite 600, Santa Monica, California 90404
                                (310) 315 -5500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 31, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. A-357288109                                          Page 2 of 9 Pages
---------------------                                          -----------------



-----  -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James Albert McIntyre

-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) / /
                                                                       (b) / /

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       OO, PF

-----  -------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  / /


-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY            2,391,148
   OWNED BY
     EACH         -----  -------------------------------------------------------
  REPORTING        8     SHARED VOTING POWER
    PERSON               1,500,000
     WITH
                  -----  -------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         2,391,148

                  -----  -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         1,500,000

-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,891,148

-----  -------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  /  /


-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.22%

-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (See Instructions)

       IN
-----  -------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.


     Common Stock of Fremont General Corporation (the "Company"), 2020 Santa Monica Boulevard, Suite 600, Santa Monica, California 90404.


ITEM 2. IDENTITY AND BACKGROUND.

     Set forth below is the following information with respect to the individual on behalf of whom this Schedule 13D is being signed: (a) name; (b) address; (c) information concerning principal occupation or employment; (d) information concerning criminal convictions during the past five years; (e) information concerning civil or administrative proceedings during the past five years; and
(f) information with respect to citizenship.

              (a)    James Albert McIntyre

              (b)    2020 Santa Monica Boulevard, Suite 600
                     Santa Monica, California 90404

              (c) Chairman and Chief Executive Officer of the Company, whose address is set forth in Item 1 hereof.

              (d)    No convictions in criminal proceedings.

              (e)    No civil or administrative proceedings.

              (f)    United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. (1)


JAMES A. MCINTYRE LIVING TRUST

     Mr. McIntyre indirectly owns the 1,487,841 shares of the Company's Common Stock held by the James A. McIntyre Living Trust, of which he is trustee and holds a vested beneficiary interest. The trust acquired 1,610,644 shares as gifts from James A. McIntyre and 7,497 shares as a gift from the McIntyre Family Trust. The trust transferred, as gifts, 10,000 shares to the McIntyre Charitable Remainder Unitrust, and 11,300 shares to the McIntyre


--------
     (1) All share numbers and prices included herein have been adjusted for the 10% stock dividend paid by the Company in June 1995, as well as the three-for-two split of the Company's Common Stock that was effected in January 1996 and paid in February 1996.

Grandchildren's Trust, and 100,000 shares to the McIntyre Family Foundation, a charitable foundation, and transferred 15,000 shares to the Padaro Partnership, L.P.


PADARO PARTNERSHIP, L.P.

     The James A. McIntyre Living Trust (of which Mr. McIntyre is trustee and holds a vested beneficiary interest) is a 1% general partner in the Padaro Partnership, L.P. which owns 1,500,000 shares of the Company's Common Stock. The Padaro Trust (of which Mr. McIntyre is a remainder beneficiary and his mother, Ms. Maurine McIntyre, is trustee) is the other 1% general partner and a 98% limited partner of the Padaro Partnership, L.P. The Padaro Partnership, L.P. acquired 15,000 shares from the James A. McIntyre Living Trust and 1,485,000 shares from the Padaro Trust.


JAMES A. MCINTYRE GRANDCHILDREN'S TRUST

     Mr. McIntyre indirectly owns 11,300 shares of the Company's Common Stock held by the James A. McIntyre Grandchildren's Trust, of which he is trustee and holds a vested beneficiary interest. The trust acquired the 11,300 shares of the Company's Common Stock as gifts from the James A. McIntyre Living Trust.


JAMES A. MCINTYRE CHARITABLE REMAINDER UNITRUST

     Mr. McIntyre indirectly owns 10,000 shares of the Company's Common Stock held by the James A. McIntyre Charitable Remainder Unitrust, of which he is trustee and holds a vested beneficiary interest. The trust acquired the 10,000 shares of Company Common Stock as a gift from the James A. McIntyre Living Trust.


COMPANY BENEFIT PLANS

     Mr. McIntyre also indirectly owns as of December 31, 1997 (the most recent valuation date), (i) 187,796 shares pursuant to the Company's 401(k) Plan, (ii) 19,432 shares pursuant to the Company's Employee Stock Ownership Plan ("ESOP"),
(iii) 17,528 shares pursuant to the Company's Excess Benefit Plan, and (iv) 32,621 shares pursuant to the Senior Supplemental Executive Retirement Plan ("SERP").


THE COMPANY'S 1995 RESTRICTED STOCK AWARD PLAN AND 1997 STOCK PLAN

     Mr. McIntyre directly owns 514,940 shares of the Company's Common Stock that he was awarded pursuant to the Company's 1995 Restricted Stock Award Plan, As Amended (the "1995 RSAP"), and the 1997 Stock Plan (the "1997 Plan"). The shares of Common Stock awarded under the 1995 RSAP and 1997 Plan are restricted and may not be sold by Mr. McIntyre until certain restrictions lapse. See Item 6. Mr. McIntyre has full voting and dividend rights with respect to the shares.

     Mr. McIntyre was awarded 113,000 restricted shares of the Company's Common Stock under the 1997 Plan. Ten percent (11,300) of these shares will be released from restriction on the first designated release date and on each of the nine anniversaries thereafter, provided that his status as an employee has not terminated and the Company has not exercised its reacquisition option, and subject to certain provisions contained in Mr. McIntyre's Employment Agreement, as amended, with the Company. See Item 6.

     Mr. McIntyre was awarded 446,600 shares in the aggregate under the 1995 RSAP. Ten percent (44,660) of these shares were released from restriction on January 1, 1997 and transferred to the James A. McIntyre Living Trust. Ten percent (44,660) of the shares will be released from restriction in 1998 and on each of the eight anniversaries thereafter, provided that his status as an employee has not terminated and the Company has not exercised its reacquisition option, and subject to certain provisions contained in Mr. McIntyre's Employment Agreement, as amended, with the Company. See Item 6.


THE COMPANY'S AMENDED NON-QUALIFIED STOCK OPTION PLAN OF 1989

     As of December 31, 1997 Mr. McIntyre owns options to purchase 354,077 shares of Common Stock granted to him under the Company's Amended Non-Qualified Stock Option Plan of 1989. Mr. McIntyre owns options to purchase 15,303 shares granted November 16, 1993 at an exercise price of $15.00 per share, 38,774 shares granted November 10, 1994 at an exercise price of $14.621 per share and 300,000 shares granted February 13, 1997 at an exercise price of $29.875 per share. The options are exercisable at a rate of 25% per year beginning on the first anniversary of the date of grant. As of December 31, 1997, options to purchase 109,690 shares of Common Stock were exercisable within 60 days. The options expire as to unexercised shares on the tenth (10th) anniversary of the date of grant. On February 21, 1997 Mr. McIntyre exercised options to purchase 541,329 shares of Common Stock granted to him under the Company's Non-Qualified Stock Option Plan of 1989. On February 21, 1997 Mr. McIntyre sold 296,329 of such shares to the Company and on October 30, 1997 Mr. McIntyre transferred 245,000 of such shares to the James A. McIntyre Living Trust.


ITEM 4. PURPOSE OF TRANSACTION.

     Mr. McIntyre acquired his shares of the Company's Common Stock through (i) gifts from family members, (ii) purchases directly from the Company, (iii) private purchases and transfers from family members and (iv) under employee benefit plans. Mr. McIntyre sold

296,329 shares of the Company's Common Stock to the Company on February 21, 1997. See Item 3. Mr, McIntyre may sell or acquire additional shares in the future depending on his view of the business prospects of the Company, investment alternatives, market conditions, and other factors.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by Mr. McIntyre are as follows:


       NAME                SHARES BENEFICIALLY OWNED        PERCENT OF CLASS(1)
------------------       -----------------------------       -------------------

James A. McIntyre                3,891,148 (2)                      11.22%


------------


              (1) Based on 34,571,143 shares of the Company's Common Stock outstanding as of December 31, 1997.

              (2) Includes 109,690 options to purchase the Company's Common Stock which were exercisable within sixty days of December 31, 1997, and 257,377 shares held by the trustees under the Company's 401(k) Plan, Employee Stock Ownership Plan, Excess Benefit Plan and Senior Supplemental Executive Retirement Plan (the "Plans"). Also includes 514,940 shares of the Company's Common Stock awarded pursuant to the Company's 1995 RSAP and the 1997 Plan. The shares of Common Stock awarded under the 1995 RSAP and 1997 Plan are restricted and may not be sold by Mr. McIntyre until certain restrictions lapse. See Item 3. Excludes 20,800 shares of Fremont General Financing I (a wholly owned subsidiary of the Company) 9% Trust Originated Preferred Securities (TOPrS)SM (service mark of Merrill Lynch & Company) held by Mr. McIntyre, which securities are non-voting.

     (b) Mr. McIntyre has sole voting and dispositive power with respect to (i) 1,487,841 shares of the Company's Common Stock owned by the James A. McIntyre Living Trust of which he is trustee; (ii) 11,300 shares of the Company's Common Stock owned by the James A. McIntyre Grandchildren's Trust of which he is trustee; (iii) 10,000 shares of the Company's Common Stock owned by the James A. McIntyre Charitable Remainder Unitrust of which Mr. McIntyre is trustee and (iv) 514,940 shares of the Company's Common Stock awarded pursuant to the Company's 1995 RSAP and 1997 Plan. Mr. McIntyre will have sole voting and dispositive power with respect to any shares issued upon the exercise of outstanding vested stock options. Shares held in trust under the Plans other than the ESOP and SERP are allocated to the participants and are voted pursuant to the participant's instructions (or for those participants who do not vote, in proportion to the votes which are received from participants who do vote). Shares held in the ESOP and SERP are voted by the Plan's trustee upon instructions from the participant to whose account the stock is allocated and from the Committee appointed by the Company's Board of Directors as to the unallocated shares of stock.

     Mr. McIntyre has shared power to vote and to dispose of 1,500,000 shares of the Company's Common Stock owned by the Padaro Partnership, L.P., of which the James A. McIntyre Living Trust (of which he is trustee) is a 1% general partner. He shares power to vote and dispose of shares owned by the Padaro Partnership, L.P. with the Padaro Trust (of which his mother, Ms. Maurine McIntyre, is trustee) which is a 1% general partner and 98% limited partner. Ms. Maurine H. McIntyre's address is 120 North Hudson Avenue, Los Angeles, California 90004, she has no convictions in criminal proceedings nor any open civil or administrative proceedings and she is a citizen of the United States.

     (c) The following is a list of transactions within the past sixty days by Mr. McIntyre:

          (i) Mr. McIntyre participates in the Company's benefit plans under which periodic purchases of the Company's Common Stock are made or awards are received.

          (ii) On October 30, 1997, Mr. McIntyre transferred 15,000 shares from the James A. McIntyre Living Trust, of which he is trustee, to The Padaro Partnership, L.P., of which the trust is a 1% general partner.


          (iii) On October 30, 1997, the Padaro Trust (of which Mr. McIntyre is a remainder beneficiary and his mother, Ms. Maurine McIntyre, is trustee) transferred 1,485,000 shares to the Padaro Partnership, L.P. of which the Padaro Trust is a 1% general partner and 98% limited partner.


          (iv) On October 30, 1997, Mr. McIntyre transferred 245,000 shares, which he owned directly, to the James A. McIntyre Living Trust, of which he is trustee.

          (v) On November 25, 1997, Mr. McIntyre transferred 2,900 shares from the James A. McIntyre Living Trust which he is trustee to the James A. McIntyre Grandchildren's Trust, of which he is trustee.

          (vi) On December 1, 1997, Mr. McIntyre became the beneficial owner of 113,000 shares of restricted Common Stock granted to him under the Company's 1997 Plan. See Item 3.

     (d) The Padaro Trust is a 1% general partner and 98% limited partner of the Padaro Partnership, L.P. The James A. McIntyre Living Trust, of which Mr. McIntyre is trustee, is a 1% general partner of the Padaro Partnership, L.P. Together they share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,500,000 shares held by the Padaro Partnership, L.P.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     Mr. McIntyre is party to an Employment Agreement, as amended, with the Company that provides, among other things, for (i) accelerated vesting of stock options or other rights to acquire Company Common Stock, if any, and (ii) the accelerated release of the restrictions on any restricted stock held by Mr. McIntyre. Such acceleration occurs upon certain changes of control in the ownership of the Company or in the event that Mr. McIntyre elects to voluntarily terminate his employment relationship with the Company.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

ITEM 8.  SIGNATURE PAGE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 11, 1998                      /s/ JAMES A. MCINTYRE
                                               ---------------------
                                               James A. McIntyre